METALLICA RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

       NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Metallica Resources Inc. (the “Corporation”) will be held at The Ontario Club, 5th Floor, Commerce Court South, Toronto, Ontario, on Tuesday, the 3rd day of June, 2003, at the hour of 4:00 o’clock in the afternoon (Toronto time) for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2002, together with the report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration;

4. To consider and, if thought fit, pass a resolution authorizing the directors to issue common shares of the Corporation and/or securities convertible into common shares, pursuant to one or more private placement financings to be completed prior to the next annual meeting of shareholders, as described in the management information circular accompanying this notice (the “Circular”);

5. to consider and, if thought fit, approve an increase in the maximum number of common shares issuable pursuant to the Corporation’s 1996 Stock Option Plan, as described in the Circular; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

      This notice is accompanied by a form of proxy, a management information circular and the financial statements of the Corporation noted above.

      Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

      DATED as of the 29th day of April, 2003.

By Order of the Board

/s/ RICHARD J. HALL

Richard J. Hall
Chief Executive Officer